352A Christopher Avenue

Gaithersburg, MD 20879

T: 301.767.2810

F: 301.767.2811

www.technestinc.com

February 7, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:	Russell Mancuso
Tim Buchmiller
Louis Rambo

Re:	Technest Holdings, Inc. (the “Company”)
Registration Statement on Form S-1 (File No. 333-177821)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:00 p.m. Eastern Time on February 9, 2012 or as soon thereafter as is practicable.

In connection with this request, the Company acknowledges that:

•

should the Commission or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding this request, please contact me at (540) 207-3057, Marc Recht of Cooley LLP at (617) 937-2316 or Joshua Rottner of Cooley LLP at (617) 937-2338.

Very truly yours,

TECHNEST HOLDINGS, INC.

/s/ Suzette R. O’Connor
Suzette R. O’Connor
General Counsel

cc:	Marc Recht, Cooley LLP
Joshua Rottner, Cooley LLP

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